UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company)

V ACQUISITION SUB, INC.

(Offeror)

HARLAND CLARKE HOLDINGS CORP.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

918866108

(CUSIP Number of Class of Securities)

Judy C. Norris, Esq.

Senior Vice President and General Counsel

10931 Laureate Drive

San Antonio, Texas 78249

(210) 697-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Adam O. Emmerich, Esq.

Andrew J. Nussbaum, Esq.

DongJu Song, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,377,877,884.74	$177,470.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 38,812,034 shares of common stock, par value $0.01 per share (the “Shares”), of Valassis Communications, Inc. (“Valassis”) outstanding (including 389,057 unvested restricted Shares) multiplied by the offer price of $34.04 per share and (ii) 3,853,852 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $34.04 per share, multiplied by the offer price of $34.04 per share minus the weighted average exercise price for such options of $19.32 per share. The calculation of the filing fee is based on information provided by Valassis as of December 31, 2013.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $177,470.67	Filing Party:	Harland Clarke Holdings Corp. and V Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed:	January 6, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), and V Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission on January 6, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Valassis Communications, Inc., a Delaware corporation, at a price of $34.04 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase, as amended and supplemented by this Amendment, and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1-11 as reflected below.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

At 11:59 p.m., New York City time, on February 3, 2014, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 25,830,607 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 66.0% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 2,323,053 additional Shares, representing approximately 5.9% of the currently outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of Valassis through the Merger as promptly as practicable without a meeting of stockholders of Valassis in accordance with Section 251(h) of the General Corporation Law of the State of Delaware. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Purchaser or Valassis, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, all Shares will be delisted and will cease to trade on the New York Stock Exchange.

On February 4, 2014, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Press Release issued by Harland Clarke Holdings Corp on February 4, 2014.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2014

V ACQUISITION SUB, INC.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Judy C. Norris
Name:	Judy C. Norris
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on December 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(a)(1)(G)	Summary Advertisement as published in the New York Times on January 6, 2014.*

(a)(1)(H)	Joint Press Release issued by Harland Clarke Holdings Corp. and Valassis Communications, Inc. on January 6, 2014.*

(a)(1)(I)	Press Release issued by Harland Clarke Holdings Corp. on February 4, 2014.

(a)(5)(A)	Complaint filed by Lauren Beth Goff, on behalf of herself and all others similarly situated, on January 7, 2014, in the Wayne County Circuit Court, State of Michigan.*

(a)(5)(B)	Complaint filed by Thomas Carnevale, individually and on behalf of all others similarly situated, on January 8, 2014, in the Oakland County Circuit Court, State of Michigan.*

(a)(5)(C)	Amended Complaint filed by Lauren Beth Goff, on behalf of herself and all others similarly situated, on January 10, 2014, in the Wayne County Circuit Court, State of Michigan.*

(a)(5)(D)	Amended Complaint filed by Thomas Carnevale, individually and on behalf of all others similarly situated, on January 13, 2014, in the Oakland County Circuit Court, State of Michigan.*

(a)(5)(E)	Complaint filed by Municipal Police Employees’ Retirement System of Louisiana, on behalf of itself and all others similarly situated, on January 13, 2014 in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Shane Combs, individually and on behalf of all others similarly situated, on January 14, 2014 in the Court of Chancery of the State of Delaware.*

(b)(1)	Amended and Restated Commitment Letter, dated as of January 3, 2014, among Credit Suisse Securities (USA) LLC, Credit Suisse AG, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Jefferies Finance LLC, PNC Bank, National Association, PNC Capital Markets LLC, Union Bank N.A. and Harland Clarke Holdings Corp.*

(b)(2)	Credit Agreement, dated as of February 20, 2013, among Harland Clarke Holdings Corp., the subsidiary co-borrowers party thereto, CA Acquisition Holdings, Inc., as guarantor, the other guarantors party thereto, the Lenders thereto, and Citibank, N.A., as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.21 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on April 30, 2013).

(b)(3)	Credit Agreement, dated as of April 4, 2007, as amended by the First Amendment dated as of May 4, 2007 and the Second Amendment dated as of May 10, 2012, among Harland Clarke Holdings Corp., the Subsidiary Guarantors party thereto, the Lenders party thereto, and Credit Suisse (AG), Cayman Islands Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 4.15 to the Quarterly Report on Form 10-Q filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on August 9, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2013, by and among Harland Clarke Holdings Corp., V Acquisition Sub, Inc. and Valassis Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Harland Clarke Holdings Corp. with the Securities and Exchange Commission on December 18, 2013).

(d)(2)	Confidentiality Agreement, dated September 21, 2013, between MacAndrews & Forbes Holdings Inc. and Valassis Communications, Inc.*

(g)	None.

(h)	None.

*	previously filed